

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 31, 2017

Colin M. Angle
Chief Executive Officer
iRobot Corporation
8 Crosby Drive
Bedford, MA 01730

> **Re:** **iRobot Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-36414**

Dear Mr. Angle:

We have reviewed your May 4, 2017 response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Financial Statements

Revenue Recognition, page 47

1. We note your responses to our previous comments. Please confirm to us that you will disclose your accounts receivable reserve for rebates and price protection within Schedule II – Valuation and qualifying accounts, pursuant to Rule 5-04(a) of Regulation S-X. Include in this schedule any accrued liabilities recorded in your balance sheet as a specific customer reserve for price protection, pursuant to Rule 12-09 of Regulation S-X. In addition, please also confirm that you will fully comply with Rule 5-02(4) of Regulation S-X by disclosing on your balance sheet your accounts receivable allowance for price protection.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications